SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 002)*

NTS, INC. (formerly Xfone, Inc.)
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98414Y109
(CUSIP Number)

Arthur Marcus Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, NY 10006 (212) 930-9700
(Name, address and telephone number of person authorized to receive notices and communications)

October 20, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98414Y109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Guy Nissenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel, Argentina, and the U.K.
NUMBER OF	7	SOLE VOTING POWER 7,274,597
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,364,544
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,274,597 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.23% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Guy Nissenson disclaims beneficial ownership with respect to 910,053 shares which he has the right to vote pursuant to certain voting proxies but he has no power to dispose of those shares.
(2)	Based on 41,676,300 shares issued and outstanding on October 20, 2013.

CUSIP No. 98414Y109	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

Common Stock, $.001 par value (the “Common Stock”), of NTS, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1220 Broadway, Lubbock, Texas 79401.

Item 2.	Identity and Background.

(a)	This statement is filed by Guy Nissenson (the “Reporting Person”)

(b)	The business address of the Reporting Person is NTS, Inc., 1220 Broadway, Lubbock, Texas 79401.

(c)	The Reporting Person is chairman, president and CEO of NTS, Inc., located at 1220 Broadway, Lubbock, Texas 79401.

(d)	The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

(e)
During the five preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Israel, the U.K. and Argentina.

Item 3.	Source or Amount of Funds or Other Consideration.

Services rendered and filer's own funds.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

On October 20, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with T3 North Intermediate Holdings, LLC, a Nevada limited liability company and North Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of North Merger Sub, Inc.  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer will become a wholly-owned subsidiary of T3 North Intermediate Holdings, LLC through a merger of North Merger Sub, Inc. with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). T3 North Intermediate Holdings, LLC and North Merger Sub, Inc. are affiliates of Tower Three Partners LLC.

In connection with the Merger, the Issuer and T3 North Intermediate Holdings, LLC entered into a Voting Agreement, dated as of October 20, 2013 (the “Voting Agreement”), with the Reporting Person.  Under the Voting Agreement, the Reporting Person agreed, among other things, to vote certain shares of the Issuer’s Common Stock as to which he has the right to vote (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against an action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Reporting Person contained in the Voting Agreement.  The Voting Agreement provides that nothing contained in the agreements will be deemed to limit or affect the Reporting Person’s ability to approve a superior proposal in his capacity as a director of the Issuer.

The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger and (b) the date of termination of the Merger Agreement.

CUSIP No. 98414Y109	SCHEDULE 13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)
The 7,274,597 shares of Common Stock of the Issuer constitutes 16.23% of the outstanding Common Stock of the Issuer, based on 41,676,300 shares outstanding as set forth on Section 3.2 of the Agreement and Plan of Merger filed on October 21, 2013 as part of the Issuer’s most recent Form 8-K.

The 7,274,597 shares consists of (i) 3,222,165 shares of the Issuer’s Common Stock, (ii) 1,500,000 shares of the Issuer’s Common Stock issuable upon the exercise of options issued under the Issuer’s 2007 Stock Incentive Plan at an exercise price of $1.10 per share, and (iii) 1,642,379 shares of our Common Stock issuable upon exercise of options issued under the Issuer’s 2004 Stock Incentive Plan at an exercise price of $1.10 per share.

In addition, certain stockholders provided the Reporting Person with irrevocable proxies representing a total of 910,053 shares of the Issuer’s Common Stock.  Considering these proxies, the Reporting Person is deemed to be a beneficial owner of the foregoing 910,053 shares of the Issuer’s Common Stock.  See subsection (d), below, for more information regarding these proxies.

(b)	The Reporting Person has sole voting and dispositive power with respect to 6,364,544 Common Stock and voting power over 7,274,597 shares of Common Stock.

(c)	No transactions in the Common Stock of the Issuer were effected by the Reporting Person in the last sixty days.

(d)
On July 29, 2010, Mr. Abraham Keinan (the Issuer’s former Chairman of the Board of Directors) appointed the Reporting Person to act as Mr. Keinan’s proxy in respect of all shares of our Common Stock that Mr. Keinan owns or holds, now or in the future, directly and/or indirectly, or over which Mr. Keinan has proxy authority (the “Keinan Proxy”). The Keinan Proxy is irrevocable, and subject to NRS 78.355, will remain in effect for as long as the Reporting Person is the record or beneficial holder of 100,000 or more shares of our Common Stock or is a director or an executive officer of the Company. Considering the Keinan Proxy, the Reporting Person is deemed to be a beneficial owner of 674,636 shares of our common stock which are owned by Mr. Keinan. In addition, certain stockholders provided Mr. Keinan with irrevocable proxies representing a total of 135,417 shares of our Common Stock. Considering the Keinan Proxy, the Reporting Person is deemed to be a beneficial owner of the foregoing 135,417 shares of our common stock.

Also, certain other stockholders provided the Reporting Person with irrevocable proxies representing a total of 100,000 shares of the Issuer’s Common Stock, such that the Reporting Person is deemed to be beneficial owner of those 100,000 shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 20, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with T3 North Intermediate Holdings, LLC, a Nevada limited liability company and North Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of North Merger Sub, Inc.  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer will become a wholly-owned subsidiary of T3 North Intermediate Holdings, LLC through a merger of North Merger Sub, Inc. with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). T3 North Intermediate Holdings, LLC and North Merger Sub, Inc. are affiliates of Tower Three Partners LLC.

In connection with the Merger, the Issuer and T3 North Intermediate Holdings, LLC entered into a Voting Agreement, dated as of October 20, 2013 (the “Voting Agreement”), with the Reporting Person.  Under the Voting Agreement, the Reporting Person agreed, among other things, to vote certain shares of the Issuer’s Common Stock as to which he has the right to vote (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against an action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Reporting Person contained in the Voting Agreement.  The Voting Agreement provides that nothing contained in the agreements will be deemed to limit or affect the Reporting Person’s ability to approve a superior proposal in his capacity as a director of the Issuer.

The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger and (b) the date of termination of the Merger Agreement.

 The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 1 to this report.

CUSIP No. 98414Y109	SCHEDULE 13D	Page 5 of 6 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Voting Agreement entered into as of October 20, 2013, between the Issuer and T3 North Intermediate Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2013	By:	/s/ Guy Nissenson
Guy Nissenson